EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2013 Financial Results and Provides First Quarter 2014 Guidance

Company Exceeds Q4 Revenues, Meets Top End of Gross Margin and EPS Guidance and Provides Q1 2014 Guidance Revenues Flat to Slightly Down Sequentially, GAAP EPS 8.0 to 9.5 Cents

  Sales increased 1.3% sequentially to $195.2 million, exceeding 4Q 2013 guidance. Full year 2013 revenues increased 4.5% year-over-year to $770.7 million.
  Small and medium-sized panel driver sales and non-driver sales increased 32.3% and 28.1% year-over-year respectively, achieving record-high quarterly revenues.
  Gross margin for the quarter increased 180 bps to 25.1% from Q4 2012.
  Q4 2013 GAAP net income increased by 7.2% to $15.8 million from Q4 2012. GAAP earnings per diluted ADS grew 6.4% to 9.2 cents from Q4 2012.
  Q4 2013 Non-GAAP net income increased by 5.7% to $16.6 million from Q4 2012. Non-GAAP earnings per diluted ADS grew 4.9% to 9.7 cents from Q4 2012.
  FY 2013 GAAP net income increased by 19.1% to $61.5 million from $51.6 million in FY 2012. GAAP earnings per diluted ADS increased 18.4% to 35.8 cents from 30.2 cents in FY 2012.
  Company maintains positive full year 2014 outlook and expects revenues and earnings growth to continue.

TAINAN, Taiwan, Feb. 13, 2014 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the fourth quarter and full year ended December 31, 2013.

SUMMARY FINANCIALS

Fourth Quarter 2013 Results Compared to Fourth Quarter 2012 Results (USD in millions) (unaudited)

	Q4 2013	Q4 2012	CHANGE
Net Revenues	$195.2 million	$190.6 million	+2.4%
Gross Profit	$49.0 million	$44.4 million	+10.4%
Gross Margin	25.1%	23.3%	+1.8%
GAAP Net Income Attributable to Shareholders	$15.8 million	$14.8 million	+7.2%
Non-GAAP Net Income Attributable to Shareholders	$16.6 million (1)	$15.7 million (2)	+5.7%
GAAP EPS (Per Diluted ADS, USD)	$0.092	$0.086	+6.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.097 (1)	$0.092 (2)	+4.9%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charge, net of tax.

Fourth Quarter 2013 Results Compared to Third Quarter 2013 Results (USD in millions) (unaudited)

	Q4 2013	Q3 2013	CHANGE
Net Revenues	$195.2 million	$192.8 million	+1.3%
Gross Profit	$49.0 million	$ 48.7 million	+0.6%
Gross Margin	25.1%	25.3%	-0.2%
GAAP Net Income Attributable to Shareholders	$15.8 million	$ 12.3 million	+29.0%
Non-GAAP Net Income Attributable to Shareholders	$16.6 million (1)	$ 19.3 million (2)	-14.0%
GAAP EPS (Per Diluted ADS, USD)	$0.092	$0.072	+28.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.097 (1)	$0.113 (2)	-14.3%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charge, net of tax.

"A couple of years ago in 2011, our fourth quarter marked the transition point of our business," began Mr. Jordan Wu, President and Chief Executive Officer of Himax. "In 2011 we announced that our fourth quarter began a turning point in the diversification of our product lines and customer bases. After nine successful quarters reporting to our shareholders on this strategy, we are happy that 2013 was another successful year for Himax. This accomplishment illustrated the successful execution of our long-term growth strategies to diversify our customer base as well as product portfolio. Looking into 2014, we are seeing strong fundamentals across all our business segments and we are positive about our full year outlook for continued revenues and earnings growth."

Fourth Quarter 2013 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2013%		Q4 2012%		% Change
Display drivers for large-sized panels	$46.8	24.0%	$77.5	40.7%	-39.7%
Display drivers for small/medium-sized panels	$113.0	57.9%	$85.4	44.8%	+32.3%
Non-driver products	$35.4	18.1%	$27.7	14.5%	+28.1%

	Q4 2013%		Q3 2013%		% Change
Display drivers for large-sized panels	$46.8	24.0%	$57.7	29.9%	-18.9%
Display drivers for small/medium-sized panels	$113.0	57.9%	$100.5	52.1%	+12.4%
Non-driver products	$35.4	18.1%	$34.6	18.0%	+2.4%

Fourth quarter 2013 revenues of $195.2 million represented a 2.4% increase from the fourth quarter of 2012 and a 1.3% increase sequentially. Fourth quarter revenues exceeded guidance and was mainly driven by better-than-expected sales in smartphone and tablet applications for Chinese and Korean markets and also non-driver products.

Revenues from large panel display drivers were $46.8 million, down 39.7% from a year ago and down 18.9% sequentially, and accounted for 24.0% of total revenues for the fourth quarter. On the back of the soft global demands for TV, laptop, and monitor, the Company's large panel driver IC revenues from Innolux declined, while revenues from other customers increased.

Sales for small and medium-sized drivers were $113.0 million, up 32.3% from the same period last year and up 12.4% sequentially, and accounted for 57.9% of total revenues for the fourth quarter. Sales for small and medium-sized drivers were another record-high and are the fourth consecutive quarter that the Company's small and medium-sized driver sales accounted for over half of total revenues. The strong growth was driven by robust sales to Chinese and Korean customers in the smartphone and tablet segments.

Revenues from Himax's non-driver businesses were $35.4 million, up 28.1% from the same period last year and up 2.4% sequentially, and accounted for 18.1% of total revenues for the fourth quarter. Non-driver product sales reached another record high in terms of both absolute value and percentage of total revenues. Timing controllers, programmable Gamma OP, touch panel controllers, CMOS image sensors, power management ICs, LED drivers and ASIC services were the main contributors to the growth of non-driver segment. Also adding to this growth were Himax's pilot shipments of LCOS microdisplays for new and exciting head-mounted display applications.

Gross margins were 25.1% for the three months ended December 31, 2013, up 180 basis points from 23.3% in the fourth quarter of 2012 and down 20 basis points from 25.3% in the third quarter of 2013. The slight sequential decrease was caused by a slightly unfavorable product mix in the quarter. However, Himax's gross margin for the quarter yet improved significantly year-over-year.

Fourth quarter 2013 GAAP operating expenses were $29.6 million, up 17.6% from a year ago and down 13.6% sequentially. The sequential decrease was primarily the result of the difference in RSU charges. As a yearly protocol, the Company grants annual RSUs to its staff at the end of September each year. This distribution leads to higher third quarter GAAP operating expenses compared to other quarters of the year. Excluding the RSU charge, the Company's fourth quarter operating expenses increased from the previous year and last quarter due to anticipated salary expenses for headcount, annual pay raises and certain new product tape-outs during the quarter.

GAAP operating income in the fourth quarter of 2013 was $19.4 million, or 9.9% of sales, up 0.9% year-over-year and 34.3% sequentially.

Reported GAAP net income was $15.8 million, or 9.2 cents per diluted ADS, for the fourth quarter of 2013, up from $14.8 million, or 8.6 cents per diluted ADS in the corresponding quarter a year ago, and up from $12.3 million, or 7.2 cents per diluted ADS, in the previous quarter. As the Company reported in its last earnings release, it has taken into account for a possible negative impact for its income tax due to depreciation of NT dollar. The Company has taken an additional $1.1 million, or 0.6 cents per diluted ADS, of income tax charge to reflect the NT dollar depreciation against the US dollar in the fourth quarter of 2013. While the Company's reporting currency is the US dollar, the vast majority of taxes are incurred in its NT dollar book, which is the required reporting currency for Taiwan tax authorities. The NT dollar depreciation resulted in foreign exchange gains for the Company's US dollar assets and therefore higher tax payable in Taiwan. As a result, the Company's tax payable will be lower if the NT dollar appreciates against the US dollar.

GAAP net income grew 7.2% year-over-year and 29.0% from the previous quarter. GAAP EPS per diluted ADS grew 6.4% from the same period last year and 28.5% over the previous quarter. The sequential net income growth was mainly a result of the difference in RSU charge as the third quarter RSU expense was $7.8 million while only $0.4 million in the fourth quarter of 2013.

Excluding the share-based compensation, acquisition-related charges and income tax provisions, the Company's non-GAAP adjusted pre-tax income for the fourth quarter decreased 10.0% sequentially, but it still grew 13.9% from the same period of previous year, reaching $22.5 million. The sequential decline was due to $3.2 million of higher operating expenses. Amid a slow market conditions during the quarter, the Company achieved bottom-line improvement year-over-year due to better-than-expected revenues from smartphone and tablet segments as well as 180 bps of gross margin expansion.

Non-GAAP net income in the fourth quarter was $16.6 million, or 9.7 cents per diluted ADS, representing growth of 5.7% year-over-year and a decline of 14.0% sequentially. Non-GAAP EPS per diluted share increased 4.9% from the same period last year and declined 14.3% over the previous quarter.

Full Year 2013 Results (USD in millions) (unaudited)

	FY 2013	FY 2012	CHANGE
Net Revenues	$770.7 million	$737.3 million	+4.5%
Gross Profit	$191.9 million	$170.6 million	+12.5%
Gross Margin	24.9%	23.1%	+1.8%
GAAP Net Income Attributable to Shareholders	$ 61.5 million	$51.6 million	+19.1%
Non-GAAP Net Income Attributable to Shareholders	$ 71.0 million (1)	$60.3 million (2)	+17.8%
GAAP EPS (Per Diluted ADS)	$0.358	$0.302	+18.4%
Non-GAAP EPS (Per Diluted ADS)	$0.414 (1)	$0.353 (2)	+17.1%

1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.5 million of share-based compensation expenses, net of tax and $2.0 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.9 million of non-cash share-based compensation expenses, net of tax and $1.8 million non-cash acquisition related charges, net of tax.

Full Year 2013 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	FY 2013%		FY 2012%		% Change
Display drivers for large-sized panels	$228.9	29.7%	$305.2	41.4%	-25.0%
Display drivers for small/medium--sized panels	$415.6	53.9%	$328.9	44.6%	+26.4%
Non-driver products	$126.2	16.4%	$103.2	14.0%	+22.4%

Himax affirms 2013 was another successful year for Himax. The Company's small and medium-sized driver IC segment, the largest source of sales, delivered the strongest growth during the year. The Company's leading position in the business allowed it to take advantage of the robust global demands for smartphone and tablet as the industry trend toward higher resolution displays. For large panel display driver business, the Company continues to expand its sales to Chinese customers and penetrate into non-China customers. The Company also had a strong year in its non-driver business where it maintained its strong growth momentum and made progress including new major customer design-wins. Many of the Company's non-driver products have attracted interest by top-tier, globally-recognized end customers.

Revenues totaled $770.7 million in 2013, representing a 4.5% increase year-over-year. The Company also witnessed improvement in customer diversification as sales to non-Innolux customers grew 23.0% year-over-year while those to Innolux declined 31.0%. Innolux accounted for 15% to 20% of the Company's total sales by the end of 2013.

Small and medium-sized drivers grew 26.4% year-over-year, representing 53.9% of total revenues. Excluding feature phone sales, Himax's small-and medium sized drivers grew over 38.6% year-over-year. The Company is among the leading suppliers to panel makers across Taiwan, Korea, China and Japan, covering the vast majority of leading smartphone end customer names in both China and international markets. The strong growth momentum of the small and medium-sized driver business will continue into this year, driven by smartphone, tablet and automotive displays. Smartphone growth naturally invited intense competition in the driver IC space, especially in the lower-end segments. However, Himax's technology and cost competitiveness, during a time of an industry trend toward higher panel resolution, have enabled the Company to achieve gross margin improvement in 2013.

Revenues from large panel display drivers declined 25.0% year-over-year, representing 29.7% of the Company's total revenues as compared to 41.4% in 2012. Sales to Innolux declined by 31.0% as the majority of the decline went to large panel driver ICs. The soft global demand for TVs, monitors and notebooks also attributed to the decline in the large panel sector last year. However, the Company's non-Innolux large panel customers still grew 14.5% year-over-year, an illustration of the Company's continued competitiveness.

Non-driver products grew 22.4% year-over-year, representing 16.4% of total sales for Himax, as compared to 14.0% a year ago. The Company's CMOS image sensor, programmable gamma OP, power management IC, WLED driver, video SOCs and ASIC service all delivered strong growth while LCOS microdisplays continued to gain momentum in 2013. The Company believes that this result demonstrates its strong R&D capability and its progress to a more diversified product portfolio.

Gross margin in 2013 was 24.9%, a 180 basis-points improvement, from 23.1% in 2012. The significant margin improvement is a result of the Company's combined product and customer diversification. Gross margin improvement will continue to be one of its major business goals on a go-forward basis.

GAAP operating expenses were $117.5 million for the year of 2013, up $14.0 million or 13.5% from the same period of 2012. As reported early last year, the Company planned to expand its R&D expenses to capture the new business opportunities, following several years of stable R&D spending.

GAAP operating income of $74.3 million represented a 10.9% increase from the full year of 2012.

GAAP net income for the twelve months of 2013 was $61.5 million, or 35.8 cents per diluted ADS, up from $51.6 million, or 30.2 cents per diluted ADS for the same period last year. GAAP net income and GAAP EPS per diluted ADS grew 19.1% and 18.4% year-over-year, respectively. The Company has taken an additional $2.3 million, or 1.3 cents per diluted ADS, of income tax charge to reflect the NT dollar depreciation against the US dollar in the year of 2013.

Non-GAAP net income for 2013 was $71.0 million, or 41.4 cents per diluted ADS, up from $60.3 million, or 35.3 cents per diluted ADS, for the same period last year. Non-GAAP net income and Non-GAAP EPS per diluted ADS grew 17.8% and 17.1% year-over-year, respectively.

Balance Sheet and Cash Flow

The Company had $128.1 million in cash, cash equivalents and marketable securities available for sale on December 31, 2013, compared to $133.9 million on September 30, 2013 and $138.9 million for the same time last year. On top of the above cash position, restricted cash was $108.4 million on December 31, 2013. The restricted cash is mainly used to guarantee the Company's short term loan for the same amount. Himax continues to maintain a very strong balance sheet with no debt.

Inventories as of December 31, 2013 were $177.4 million, up from $116.7 million a year ago and up from $159.6 million a quarter ago. The higher inventory was prepared for the expected first quarter sales growth of driver ICs for all panel sizes, CMOS image sensor and a few other non-driver products. The Company expects the inventory level to come down by the end of the first quarter as a result of overall inventory control and expected increasing shipments. Accounts receivable were $200.7 million on December 31, 2013 as compared to $202.2 million on September 30, 2013 and $209.0 million a year ago. Day Sales Outstanding ("DSO") was 95 days at end of fourth quarter 2013 versus 103 days in the fourth quarter of 2012 and 96 days at end of the last quarter.

Net cash outflow from operating activities for the fourth quarter was $1.8 million as compared to cash inflow of $52.4 million for the fourth quarter of 2012 and cash inflow of $27.4 million for the third quarter of 2013. The net outflow was caused mainly by the relatively high year-end inventory. While Himax had to pay for those goods in the fourth quarter, the Company will not get paid for its sales until the first or second quarter of 2014. Cumulative cash inflows from operations in 2013 were $52.4 million versus $52.2 million the year before.

Capital expenditures were $3.9 million in the fourth quarter versus $2.2 million a year ago and $3.8 million last quarter. The capital expenditure in the fourth quarter consisted mainly of purchases of certain equipments for WLO and LCOS product lines. Total capital expenditures for fiscal 2013 were $18.4 million versus $6.6 million a year ago.

Himax paid an annual cash dividend of 25 cents per ADS in July 2013, equal to 83.3% of its 2012 GAAP EPS per diluted ADS. Himax remains committed to paying annual dividends, the amount of which is referenced primarily on prior year's profitability. The high payout ratio in 2013 is an illustration of the Company's confidence for its profitability to continue to improve.

Share Buyback Update

As of December 31, 2013, the Company had 170.5 million ADS equivalents outstanding, unchanged from the last quarter.

First Quarter 2014 Non-Deal Road Show

Ms. Jackie Chang, CFO will host investor meetings and attend investor conferences in the US in March. If you are interested in meeting with the Company, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Business Updates

Following the successful transformation in 2012, the Company delivered strong operational and financial results in 2013. While the business from Innolux, which ceased being a related party as of June 19th, 2013 when it disposed of all its equity holdings in Himax, declined by 31%. Sales from other customers were up by 23% during 2013. The Company was still able to achieve some top line growth for the whole year, which illustrated the successful execution of its long term strategy to diversify its customer base and product portfolio. Looking into 2014, the Company sees strong fundamentals across all its business segments and is positive about its full year outlook for continued revenues and earnings growth.

Large panel driver IC remains one of the Company's major business segments. It has maintained a leading position in China, which now is the world's leading market for display capacity expansion. Additionally, the Company expects a few major non-China panel customers to contribute to its sales significantly in 2014. On the technology front, Himax remains a market leader in providing state-of-art large panel driver IC solutions. For example, it is leading the market in the development of solutions to combat the thermal issues in customers' 4K panel projects. The Company expects some growth for its large panel drivers in the first quarter of 2014 from sales to both existing and new customers. The Company believes that the main growth engine for large panel driver market this year will come from 4K TV where Himax is a market leader. The strong first quarter outlook demonstrates that the Company's past efforts are coming into fruition starting this year as the it expects to resume revenue growth of large panel driver business in 2014.

The Company expects continued sales growth of both smartphone and tablet markets in 2014. However, first quarter will see some decline in smartphone sales due to fewer working days in China. Himax enjoys a prominent position in the smartphone sector due to its leading technologies, competitive products and solid customer base. It has a comprehensive coverage in both panel makers, which are its direct customers, and end user indirect customers including first-tier international and Chinese brands as well as those in the fast growing China white-box market. The Company expects sales for smartphone application to accelerate throughout 2014, partially aided by the accelerating adoption of 4G LTE in various countries including China. The trend toward higher panel resolution, in which Himax benefits from better ASPs and gross margin, will also continue in 2014. However, lower-end smartphone is a more competitive market with intense price competition and eroding margin. The Company will defend its margin by cost reduction measures and leading the market in higher-end products.

Tablet and automotive displays are the other two growing applications in the Company's small and medium-sized panel driver business where it has a solid customer base, and leading market share in both markets. In the tablet market, Himax is already a market leader in both China and international brand markets. Its leadership position in both smartphone and tablet markets have enabled it to provide its customers with the most comprehensive and optimal solutions in a market where the line between the two product segments has become increasingly blurry. The automotive display market, where the Company is already a market leader, is unique in that it commands high reliability standard and special know-how. Following a few years development, the Company reported phenomenal growth in 2013 and set a strong foothold in the market. Sales for both applications are expected to grow strongly during the first quarter and the rest of the year.

The non-driver category remains its most exciting long-term growth engine. The non-driver business is one of the Company's key differentiators against its competition which enables it to offer total solutions of image processing and human interface related technologies in addition to its driver IC products. Many of its non-driver products, including CMOS image sensor, timing controller, touch panel controller, power management IC, WLED driver, ASIC service, wafer level optics and LCOS microdisplay, are anticipated to grow significantly in 2014.

CMOS image sensors delivered noticeable growth in 2013 and will continue to be a fast-growing area for the Company in 2014. 2013 was the year when it positioned itself as one of the high-end image sensor providers by launching its first 8 mega-pixel sensor product in Q4. Currently, Himax's sensor products range from entry-level qVGA and VGA to higher-end 8 mega pixel sensor products, targeting smartphone, tablet, laptop, IP Cam, surveillance and automotive markets. The first quarter 2014 revenue prospect for CMOS image sensor looks positive, but gross margin of this product line will be dampened by inventory correction of some mid to low-end products. The Company is confident that gross margin will improve overtime once it resolves the inventory issue and certain new products with higher margin account for a larger proportion of sales for this product line.

Supported by numerous new design-win projects covering both China and international customers, the Company also expects growth of touch panel controller sales in 2014. Himax's product line covers both cellphone and tablet markets. It is also committed to the development of new technologies such as on-cell and in-cell touch sensors for next generation products. Recent customer feedback and intensive design-in activities firmly supports the Company's belief that touch panel controllers will be one of its growth drivers in 2014 and beyond.

Himax further expanded its leadership in the LCOS business as it launched its next generation technology with which it has successfully engaged top-tier customers. The new generation technology will enhance product performance and greatly simplify its customers' manufacturing process. The Company remains very excited about the new head-mounted display opportunities. It continues to work with multiple customers, including some top-tier names, on multiple projects, many of which involved tailor-made designs with customers' development fees. Himax has already shipped certain customers' pilot runs of production. Its LCOS sales are expected to accelerate in 2014. The Company believes its LCOS microdisplay business remains one of the most important areas for Himax's long-term growth.

With all these new developments and the increasing business opportunities across every business segment, Himax believes it is positioned strongly for another successful year in 2014.

First Quarter 2014 Guidance

The Company is providing the following financial guidance for the first quarter of 2014:

Net Revenues:	To be around flat or slightly down, as compared to the fourth quarter of 2013, representing an increase of around 11.1% from Q1 2013
Gross Margin:	To be slightly down from the fourth quarter of 2013
GAAP EPS:	8.0 to 9.5 cents per diluted ADS, as compared to 8.2 cents of Q1 2013
Non GAAP EPS(1):	8.3 to 9.8 cents per diluted ADS, as compared to 8.8 cents of Q1 2013
(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

The first quarter is traditionally the bottom of the year in terms of sales because the Company has fewer working days due to Chinese New Year. The Company expects its first quarter gross margin to be the bottom of the year as its improving product mix will help lift gross margin beyond first quarter of 2014. The Company also expects its revenues and earnings growth to continue in 2014.

The Company's best estimate of effective income tax rate for 2014 as of today is around 21.0%. In estimating this tax rate, the Company has considered relevant tax regulations and its internal P&L forecast for the year. The Company has used 21% as the effective tax rate for the first quarter.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts on February 13, 2014 at 8:00 a.m. US Eastern Standard Time to discuss the Company's fourth quarter and full year 2013 financial results. Details of the call follow below.

DATE:	Thursday, February 13, 2014
TIME:	U.S. 8:00 a.m. EST
TAIWAN 9:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	13574978
WEBCAST:	http://public.viavid.com/index.php?id=107617

A replay of the call will be available beginning two hours after the call through midnight February 20, 2014 (1 p.m. February 21, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13574978. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=107617 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through February 13, 2015.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,207 patents granted and 1,008 patents pending approval worldwide as of December 31, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company are also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three months ended December 31, 2013 and 2012, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as the well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit write-offs.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended.

-- FINANCIAL TABLES --

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2013	2012	2013
Revenues
Revenues from third parties, net	$ 195,232	$ 129,973	$ 192,814
Revenues from related parties, net	--	60,666	--
	195,232	190,639	192,814

Costs and expenses:
Cost of revenues	146,205	146,216	144,092
Research and development	19,078	17,003	23,549
General and administrative	4,938	4,328	5,027
Sales and marketing	5,605	3,863	5,701
Total costs and expenses	175,826	171,410	178,369

Operating income	19,406	19,229	14,445

Non operating income (loss):
Interest income	153	74	104
Equity in income (losses) of equity method investees	(32)	(14)	101
Foreign exchange gains (losses), net	258	(233)	(30)
Interest expense	(129)	(79)	(110)
Other income (loss), net	347	(1,253)	17
	597	(1,505)	82
Earnings before income taxes	20,003	17,724	14,527
Income tax expense	5,627	3,708	3,631
Net income	14,376	14,016	10,896
Net loss attributable to noncontrolling interests	1,448	751	1,374
Net income attributable to Himax stockholders	$ 15,824	$ 14,767	$ 12,270

Basic earnings per ADS attributable to Himax stockholders	$ 0.093	$ 0.087	$ 0.072
Diluted earnings per ADS attributable to Himax stockholders	$ 0.092	$ 0.086	$ 0.072

Basic Weighted Average Outstanding ADS	170,920	170,057	169,980
Diluted Weighted Average Outstanding ADS	172,148	170,868	171,591

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended December 31,
	2013	2012
Revenues
Revenues from third parties, net	$ 684,184	$ 485,281
Revenues from related parties, net	86,555	251,974
	770,739	737,255

Costs and expenses:
Cost of revenues	578,886	566,700
Research and development	80,368	70,913
General and administrative	18,147	17,139
Sales and marketing	18,995	15,443
Total costs and expenses	696,396	670,195

Operating income	74,343	67,060

Non operating income (loss):
Interest income	527	317
Equity in losses of equity method investees	(122)	(128)
Foreign exchange gains (losses), net	643	(452)
Interest expense	(401)	(352)
Other income (loss), net	410	(559)
	1,057	(1,174)
Earnings before income taxes	75,400	65,886
Income tax expense	19,476	15,748
Net income	55,924	50,138
Net loss attributable to noncontrolling interests	5,552	1,458
Net income attributable to Himax stockholders	$ 61,476	$ 51,596

Basic earnings per ADS attributable to Himax stockholders	$ 0.361	$ 0.303
Diluted earnings per ADS attributable to Himax stockholders	$ 0.358	$ 0.302

Basic Weighted Average Outstanding ADS	170,211	170,528
Diluted Weighted Average Outstanding ADS	171,809	170,762

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2013	2012	2013
Share-based compensation
Cost of revenues	$ 15	$ 15	$ 190
Research and development	234	316	5,854
General and administrative	50	58	1,145
Sales and marketing	57	73	1,222
Income tax benefit	(84)	(76)	(1,872)
Total	$ 272	$ 386	$ 6,539

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 436	$ 559	$ 435
Sales and marketing	289	289	290
Income tax benefit	(208)	(289)	(208)
Total	$ 517	$ 559	$ 517

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2013	2012
Share-based compensation
Cost of revenues	$ 235	$ 176
Research and development	6,705	5,625
General and administrative	1,308	1,191
Sales and marketing	1,425	1,230
Income tax benefit	(2,170)	(1,367)
Total	$ 7,503	$ 6,855

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 1,746	$ 1,345
Sales and marketing	1,157	1,157
Income tax benefit	(835)	(664)
Total	$ 2,068	$ 1,838

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	December 31, 2013	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$ 127,320	$ 133,090	$ 138,737
Restricted cash and cash equivalents	108,399	115,000	74,100
Investments in marketable securities available-for-sale	788	789	172
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	200,725	202,201	135,747
Accounts receivable from related parties, less allowance for sales returns and discounts	------	------	73,258
Inventories	177,399	159,615	116,671
Deferred income taxes	9,974	11,142	15,374
Prepaid expenses and other current assets	15,052	14,428	13,029
Total current assets	$ 639,657	$ 636,265	$ 567,088
Investment securities	$ 21,877	$ 17,877	$ 12,688
Equity method investments	190	190	283
Property, plant and equipment, net	60,588	59,332	52,609
Deferred income taxes	2,135	4,479	4,303
Goodwill	28,138	28,138	28,138
Other intangible assets, net	5,234	5,960	8,143
Other assets	1,508	4,498	1,346
	119,670	120,474	107,510
Total assets	$ 759,327	$ 756,739	$ 674,598
Liabilities and Equity
Current liabilities:
Short-term debts	$ 105,500	$ 115,000	$ 73,000
Accounts payable	151,290	162,522	135,546
Income taxes payable	16,932	15,671	9,766
Other accrued expenses and other current liabilities	30,111	25,310	23,805
Total current liabilities	$ 303,833	$ 318,503	$ 242,117
Other liabilities	3,279	2,846	4,323
Total liabilities	$ 307,112	$ 321,349	$ 246,440

Redeemable noncontrolling interests	$ 3,656	------	------
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 341,049,418 shares, 341,049,418 shares, 339,149,508 shares outstanding at December 31, 2013, September 30, 2013, and December 31, 2012, respectively	$ 107,010	$ 107,010	$ 107,010
Additional paid-in capital	106,636	105,312	104,911
Treasury shares, at cost, 15,650,064 shares, 15,650,064 shares and 17,549,974 shares at December 31, 2013, September 30, 2013, and December 31, 2012, respectively	(11,120)	(11,120)	(12,469)
Accumulated other comprehensive loss	(412)	(69)	(137)
Unappropriated retained earnings	247,710	231,886	228,628
Himax stockholders' equity	$ 449,824	$ 433,019	$ 427,943
Noncontrolling interests	(1,265)	2,371	215
Total equity	$ 448,559	$ 435,390	$ 428,158
Total liabilities and equity	$ 759,327	$ 756,739	$ 674,598

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2013	2012	2013
Cash flows from operating activities:
Net income	$ 14,376	$ 14,016	$ 10,896
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,843	3,669	3,757
Share-based compensation expenses	356	458	578
Loss on disposal of property and equipment	---	6	1
Gain on disposal of equity method investment	(54)	---	---
Loss (gain) on disposal of marketable securities, net	13	(17)	(4)
Valuation gain on financial liabilities	(160)	---	---
Impairment loss on investment	---	1,299	---
Equity in losses (income) of equity method investees	32	14	(101)
Deferred income tax expense	3,722	1,913	870
Inventories write downs	3,179	2,445	2,862
Changes in operating assets and liabilities:
Accounts receivable	1,503	537	17,060
Accounts receivable from related parties	---	8,782	---
Inventories	(20,964)	9,222	(19,554)
Prepaid expenses and other current assets	(587)	1,987	1,907
Accounts payable	(11,232)	5,586	7,102
Income taxes payable	832	1,669	2,970
Other accrued expenses and other current liabilities	3,028	857	(861)
Other liabilities	333	1	(49)
Net cash provided by (used in) operating activities	(1,780)	52,444	27,434

Cash flows from investing activities:
Purchase of property and equipment	(3,925)	(2,199)	(3,752)
Proceeds from disposal of property and equipment	---	1	---
Purchase of available-for-sale marketable securities	(6,354)	(4,485)	(4,970)
Disposal of available-for-sale marketable securities	6,344	5,290	4,361
Purchase of investment securities	(4,000)	---	---
Cash decrease resulting from change in consolidated entity	(4)	---	---
Release (pledge) of restricted cash equivalents and marketable securities	24	(2)	1,090
Increase in other assets	(270)	(535)	(32)
Net cash used in investing activities	(8,185)	(1,930)	(3,303)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2013	2012	2013
Cash flows from financing activities:
Distribution of cash dividends	---	---	(42,394)
Proceeds from issuance of new shares by subsidiaries	5,071	---	4,391
Payments to repurchase ordinary shares	---	(664)	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	---	25	(14)
Purchase of subsidiary shares from noncontrolling interests	(896)	(1)	---
Release (pledge) of restricted cash equivalents (for borrowing of short-term debt)	9,500	---	(42,000)
Proceeds from borrowing of short-term debts	19,000	---	115,000
Repayment of short-term debts	(28,500)	---	(73,000)
Net cash provided by (used in) financing activities	4,175	(640)	(38,017)
Effect of foreign currency exchange rate changes on cash and cash equivalents	20	41	26
Net increase (decrease) in cash and cash equivalents	(5,770)	49,915	(13,860)
Cash and cash equivalents at beginning of period	133,090	88,822	146,950
Cash and cash equivalents at end of period	$ 127,320	$ 138,737	$ 133,090

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 118	$ 79	$ 110
Income taxes	$ 377	$ 96	$ 435

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income	$ 55,924	$ 50,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,309	13,299
Provision for allowance for doubtful accounts	173	---
Share-based compensation expenses	1,840	1,936
Loss (gain) on disposal of marketable securities, net	8	(648)
Loss on disposal of property and equity	88	36
Gain on disposal of equity method investment	(54)	---
Valuation gain on financial liabilities	(160)	---
Unrealized gain on conversion option	---	(28)
Interest income from amortization of discount on investment in corporate bonds	---	(101)
Issuance of new shares by subsidiary for royalties	49	---
Impairment loss on investment	---	1,299
Equity in losses of equity method investees	122	128
Deferred income tax expense	7,409	8,851
Inventories write downs	10,759	12,418
Changes in operating assets and liabilities:
Accounts receivable	(65,106)	(34,467)
Accounts receivable from related parties	73,267	6,591
Inventories	(71,488)	(16,104)
Prepaid expenses and other current assets	(1,857)	1,421
Accounts payable	15,744	1,192
Income taxes payable	8,326	6,711
Other accrued expenses and other current liabilities	2,812	(172)
Other liabilities	229	(333)
Net cash provided by operating activities	52,394	52,167

Cash flows from investing activities:
Purchase of property and equipment	(18,412)	(6,560)
Proceed from disposal of property and equipment	---	1
Purchase of available-for-sale marketable securities	(22,410)	(19,609)
Disposal of available-for-sale marketable securities	21,792	25,043
Purchase of investment securities	(9,189)	(3)
Cash increase (decrease) resulting from change in consolidated entity	(4)	546
Pledge of restricted cash equivalents and marketable securities	(1,761)	(7)
Increase in other assets	(541)	(106)
Net cash used in investing activities	(30,525)	(695)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2013	2012
Cash flows from financing activities:
Distribution of cash dividends	(42,394)	(10,680)
Proceeds from issuance of new shares by subsidiaries	9,852	116
Payments to repurchase ordinary shares	---	(8,886)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	97
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	64	436
Purchase of subsidiary shares from noncontrolling interests	(896)	(14)
Release (pledge) of restricted cash equivalents (for borrowing of short-term debt)	(32,500)	11,200
Proceeds from borrowing of short-term debts	352,320	304,000
Repayment of short-term debts	(319,820)	(315,200)
Net cash used in financing activities	(33,374)	(18,931)
Effect of foreign currency exchange rate changes on cash and cash equivalents	88	32
Net increase (decrease) in cash and cash equivalents	(11,417)	32,573
Cash and cash equivalents at beginning of period	138,737	106,164
Cash and cash equivalents at end of period	$ 127,320	$ 138,737

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 390	$ 352
Income taxes	$ 3,591	$ 456
Supplemental disclosures of non--cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$ ---	$ 270

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31,		Three Months Ended September 30,
	2013	2012	2013
Revenues	$195,232	$ 190,639	$ 192,814

Gross profit	49,027	44,423	48,722
Add: Share-based compensation – Cost of revenues	15	15	190
Gross profit excluding share-based compensation	49,042	44,438	48,912
Gross margin excluding share-based compensation	25.1%	23.3%	25.4%

Operating income	19,406	19,229	14,445
Add: Share-based compensation	356	462	8,411
Operating income excluding share-based compensation	19,762	19,691	22,856
Add: Acquisition-related charges –Intangible assets amortization	725	848	725
Operating income excluding share-based compensation and acquisition-related charges	20,487	20,539	23,581
Operating margin excluding share-based compensation and acquisition-related charges	10.5%	10.8%	12.2%
Net income attributable to Himax stockholders	15,824	14,767	12,270
Add: Share-based compensation, net of tax	272	386	6,539
Add: Acquisition-related charges, net of tax	517	559	517
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	16,613	15,712	19,326
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.5%	8.2%	10.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2013	2012
Revenues	$ 770,739	$ 737,255

Gross profit	191,853	170,555
Add: Share-based compensation – Cost of revenues	235	176
Gross profit excluding share-based compensation	192,088	170,731
Gross margin excluding share-based compensation	24.9%	23.2%

Operating income	74,343	67,060
Add: Share-based compensation	9,673	8,222
Operating income excluding share-based compensation	84,016	75,282
Add: Acquisition-related charges –Intangible assets amortization	2,903	2,502
Operating income excluding share-based compensation and acquisition-related charges	86,919	77,784
Operating margin excluding share-based compensation and acquisition-related charges	11.3%	10.6%
Net income attributable to Himax stockholders	61,476	51,596
Add: Share-based compensation, net of tax	7,503	6,855
Add: Acquisition-related charges, net of tax	2,068	1,838
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	71,047	60,289
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.2%	8.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31,	Twelve Months Ended December 31,
	2013	2013
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.092	$0.358
Add: Share-based compensation per ADS	$0.002	$0.044
Add: Acquisition-related charges per ADS	$0.003	$0.012

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.097	$0.414

Numbers do not add up due to rounding
CONTACT: Company Contacts
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw.

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Stephanie Kuo, Investor Relations
         Himax Technologies, Inc.
         Tel: +1-949-585-9838 Ext.221
         Fax: +1-949-585-9598
         Email: stephanie_kuo@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us